Albert Securities, LLC

Statement of Financial Condition

For the Year Ended December 31, 2022



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70459

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Albert Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3534 Hayden Avenue
(No. and Street)

Culver City	CA	90232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Friedman	917-319-6234	Michael.Friedman@albert.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

601 South Figueroa Street, Suite 900	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Friedman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Albert Securities, LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Head of Broker Dealer

See ATTACHED CERTIFICATE

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 31 day of March, 20 23,
Date *Month* *Year*
by
(1) Michael Friedman
(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RITA CALIXTO
Notary Public - California
Santa Barbara County
Commission # 2413425
My Comm. Expires Aug 21, 2026

Seal
Place Notary Seal Above

Signature ____________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

ALBERT SECURITIES, LLC
TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3



Report of Independent Registered Public Accounting Firm

To the Management and Member of Albert Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Albert Securities, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

Los Angeles, California
March 31, 2023

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

ALBERT SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
Statement of Financial Condition

		December 31 2022
ASSETS		
Cash	$	551,905
Deposit with clearing broker		125,000
User-held fractional shares		5,085,467
Securities held at clearing broker		67,849
Other accounts with clearing broker		86,227
Prepaid expenses and other assets		96,878
TOTAL ASSETS	$	6,013,326
LIABILITIES AND MEMBER'S EQUITY		
Payable to clearing brokers	$	56,944
Fractional share repurchase obligations, at fair value		5,085,467
Securities short or sold at clearing broker		165
Accounts payable and accrued expenses		135,393
TOTAL LIABILITIES		5,277,969
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		735,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,013,326

The accompanying notes are an integral part of these financial statements and
should be read in conjunction herewith. These financial statements and schedules pursuant
to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ALBERT SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ALBERT CORPORATION)
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Albert Securities, LLC (the "Company") was organized in the State of Delaware on October 4, 2019. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on December 1, 2020.

The Company is a wholly-owned subsidiary of Albert Corporation ("Parent").

The Company is engaged in business as an introducing broker-dealer that operates a general securities business through its clearing broker-dealer on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The Company records shared expenses monthly as incurred in accordance with the expense sharing agreement.

Income
The Company recognizes interest income on customer cash balances introduced to the clearing broker-dealer and cash placed on deposit by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

Fractional Share Program
The Company offers fractional share trading to users and maintains an inventory of securities held exclusively for the fractional share program. The Company purchases the whole shares which are then allocated to user accounts with any remaining portion being held by the Company and has determined that fractional shares purchased by users do not meet the criteria for derecognition under the accounting guidance and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the user as collateral. These financial assets are included in user-held fractional shares and a corresponding liability is recorded in fractional shares repurchase obligation for fractional shares held by customers in the statement of financial condition for the obligation to settle the secured borrowing. The Company has elected the fair value option for the purpose of reporting the fractional shares repurchase obligation, in addition to including the fair value of dividends receivable and payable within the aforementioned financial statement line

items. The Company reports gains and losses and dividend income and expense within Principal trading on the statement of operations. User-held fractional shares and the corresponding liability are valued based on quoted prices in active markets.

2. INCOME TAXES

The Company, with the consent of Albert Corporation ("Member"), has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, the IRS has not proposed any adjustment to the Company's tax position.

3. RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, technology expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and from time to time, the Parent provides capital contributions to the Company either through the payment of expenses on behalf of the Company or through cash payments which the Company uses to pay certain expenses and meet regulatory capital requirements. For the year ended December 31, 2022, expenses paid by the Parent amounted to $1,806,915, and cash contributions by the Parent amounted to $808,558. At December 31, 2022, the Company had an intercompany payable to the Parent of $0.

The Company has had operating losses and negative cash flows from operations over the past period, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. The Company is reliant on the continued financial support of the Parent to fund its ongoing operations and to meet regulatory capital requirements. The Parent has provided a letter of financial support confirming the Parent's intent and commitment to fund the operations of Albert Securities, LLC beyond 12 months from the date of issuance of these financial statements.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which

could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of operations or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $628,302 which was $528,302 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($192,337) to net capital was 0.31 to 1.

6. ACCOUNTS AT CLEARING BROKER

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The amount payable to the Clearing Broker at December 31, 2022 was $56,944. Other accounts held at the Clearing Broker had a receivable balance of $86,227 at December 31, 2022 for cash on hand to pay clearing fees and settling transactions.

7. DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Clearing Broker has custody of the Company's deposit balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2022 was $125,000.

8. SECURITIES HELD AND SECURITIES SHORT OR SOLD AT CLEARING BROKER

The Company operates its user-held fractional share program for the benefits of its users and maintains an inventory of securities held exclusively for the fractional share program. The Company also holds proprietary inventory which is recorded as securities held and securities short or sold at clearing broker on the statement of financial condition.

The Company recognizes net gains and losses for differences between purchase prices, market prices and sale prices. For the period ended December 31, 2022, the Company recorded the fair market value of securities held and securities short or sold of $67,849 and $165, respectively. The mark to market losses for these securities was $67,578, which includes dividend income and expense and is recorded as principal trading on the statement of operations.

9. FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no assets and liabilities measured at fair value on a non-recurring bases at December 31, 2022. All securities held by the Company were exchange-traded funds.

The following table represents the Company's securities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2022:

| | Fair Value Hierarchy | | |
	Level 1	Level 2	Level 3
Assets:			
User-held fractional shares	$ 5,085,467	$ -	$ -
Securities held at clearing broker	67,849	-	-
Liabilities:			
Fractional share repurchase obligations	(5,085,467)	-	-
Securities short or sold at clearing broker	(165)	-	-
Total	$ 67,684	$ -	$ -

10. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.